UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 26, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On June 26, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following twelve (12) single family homes from Wickenden Partners, LLC:

Property Address:

8012 Joy Crossing Lane, Charlotte, NC 28214

8016 Joy Crossing Lane, Charlotte, NC 28214

8017 Joy Crossing Lane, Charlotte, NC 28214

8020 Joy Crossing Lane, Charlotte, NC 28214

8029 Joy Crossing Lane, Charlotte, NC 28214

8036 Joy Crossing Lane, Charlotte, NC 28214

8040 Joy Crossing Lane, Charlotte, NC 28214

8041 Joy Crossing Lane, Charlotte, NC 28214

Description:	Each single-family home is approximately 2,282-square-foot built in 2024 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.20 acres.
Purchase Price by Roots:	$2,753,333.36 allocated purchase price
Current Market Value:	$3,280,000.00

Property Address:	8028 Joy Crossing Lane, Charlotte, NC 28214 8032 Joy Crossing Lane, Charlotte, NC 28214 8021 Joy Crossing Lane, Charlotte, NC 28214 8024 Joy Crossing Lane, Charlotte, NC 28214
Description:	Each single-family home is approximately 2,504-square-foot built in 2025 with 4 bedrooms and 2.5 bathrooms and sits on approximately 0.19 acres.
Purchase Price by Roots:	$1,406,666.64 allocated purchase price
Current Market Value:	$1,840,000.00

Item 1. Fundamental Changes

Property Acquisitions

On June 30, 2026, the Company completed the acquisition of the following six (6) single family homes through the purchase of Flipside 23, LLC, which was partially owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:	507 Roxbury Drive Riverdale, GA 30274
Description:	This 1,013-square-foot single family home was built in 1968, has 3 bedrooms and 1 bathroom, and sits on approximately 0.32 acres.
Purchase Price by Roots:	$213,000.00 allocated purchase price
Current Market Value:	$248,000.00

Property Address:	6027 Oak Bend Court Riverdale, GA 30296
Description:	This 1,533-square-foot single family home was built in 2020, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.12 acres.
Purchase Price by Roots:	$220,000.00 allocated purchase price
Current Market Value:	$245,000.00

Property Address:	5469 Park Place Atlanta, GA 30349
Description:	This 1,589-square-foot single family home was built in 1985, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.08 acres.
Purchase Price by Roots:	$134,000.00 allocated purchase price
Current Market Value:	$170,000.00

Property Address:	2650 Cloud Lane Decatur, GA 30034
Description:	This 1,465-square-foot single family ranch home was built in 1990, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.34 acres.
Purchase Price by Roots:	$227,000.00 allocated purchase price
Current Market Value:	$255,000.00

Property Address:	1379 Gates Drive Atlanta, GA 30316
Description:	This 1,864-square-foot single family home was built in 2025, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.03 acres.
Purchase Price by Roots:	$204,000.00 allocated purchase price
Current Market Value:	$305,000.00

Property Address:	45 Red Top Circle, Emerson, GA, 30137
Description:	This 2,502-square-foot single family home was built in 1999, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 1.36 acres.
Purchase Price by Roots:	$276,000.00 allocated purchase price
Current Market Value:	$450,000.00

Item 1. Fundamental Changes

Property Acquisitions

On June 30, 2026, the Company completed the acquisition of the following seven (7) single family homes from Georgia Flip Fund, LLC:

Property Address:	4247 Butternut Place, Atlanta, GA 30349
Description:	This 2,748-square-foot single family home was built in 2004, has 4 bedrooms and 3 bathrooms, and sits on approximately 0.29 acres.
Purchase Price by Roots:	$295,000.00 allocated purchase price
Current Market Value:	$325,000.00

Property Address:	5128 Lakeview Court, Austell, GA 30106
Description:	This 1,200-square-foot single family home was built in 2025, has 2 bedrooms and 1.5 bathrooms, and sits on approximately 0.03 acres.
Purchase Price by Roots:	$165,000.00 allocated purchase price
Current Market Value:	$180,000.00

Property Address:	5128 Rapahoe Trail, Atlanta, GA 30349
Description:	This 1,855-square-foot single family home was built in 2016, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.01 acres.
Purchase Price by Roots:	$255,000.00 allocated purchase price
Current Market Value:	$279,000.00

Property Address:	3196 Wallace Lake Road, Douglasville, GA 30135
Description:	This 1,776-square-foot single family home was built in 2005, has 3 bedrooms and 3 bathrooms, and sits on approximately 1.04 acres.
Purchase Price by Roots:	$274,000.00 allocated purchase price
Current Market Value:	$292,000.00

Property Address:	7179 Fair Harbor Way, Lithonia, GA 30058
Description:	This 2,162-square-foot single family home was built in 1987, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.36 acres.
Purchase Price by Roots:	$312,000.00 allocated purchase price
Current Market Value:	$360,000.00

Property Address:	6079 Cherokee Valley Terrace, Lithonia, GA 30058
Description:	This 1,269-square-foot single family home was built in 1983, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.16 acres.
Purchase Price by Roots:	$212,000.00 allocated purchase price
Current Market Value:	$247,000.00

Property Address:	5033 Mixon Place, Stone Mountain, GA 30087
Description:	This 1,551-square-foot single family home was built in 1982, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.53 acres.
Purchase Price by Roots:	$265,000.00 allocated purchase price
Current Market Value:	$280,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 07/02/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 12, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2026, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.